Exhibit 99.4(f)

/LOGO/	P. O. Box 2606; Birmingham, Alabama 35202
Protective Life Insurance Company	1-800-866-9933
A Stock Company	State of Domicile - Tennessee

CHRONIC ILLNESS ACCELERATED DEATH BENEFIT RIDER

We have issued this rider as part of the policy to which it is attached to provide for an accelerated death benefit payment to the Owner or the Owner’s estate, during the life of the Insured and while this rider is in force. It is issued in consideration of the application and payment of the rider charges. Unless otherwise stated all policy provisions not expressly modified by this rider remain in full force and effect. Where the policy and this rider conflict the terms of this rider will be applied.

NOTICE: This rider is intended to provide an accelerated death benefit which will qualify for tax treatment under Section 101 (g)(1)(B) of the Code except as provided in Section 101 (g)(5) of the Code. Accelerated benefit payments due to chronic illness are subject to limits imposed by the federal government and any amounts received in excess of these limits are includible in gross income. This rider is not intended to be a Qualified Long Term Care Insurance contract under section 7702B of the Code nor is it intended to be a Non-Qualified Long Term Care contract. Accelerated benefits under this rider may be taxable as income. There may be tax consequences of accepting an amount above the amount that would be tax qualified under the Code. As with all tax matters, the Owner should consult a personal legal or tax advisor to assess the impact of any benefit received under this rider.

Any benefit received under this rider may impact the recipient’s eligibility for Medicaid or other government benefits. Benefits under this rider do not pay or reimburse for expenses including those set forth in 101(g)(3)(A)(ii)(l) of the Code.

Any benefit paid under this rider will impact the policy. Face amount, Policy Values and loan values will be reduced if an accelerated death benefit is paid.The impact on the policy is discussed in the Impact on the Policy section of this rider.

YOU HAVE THE RIGHT TO CANCEL THIS RIDER. If you decide not to keep this rider, return it to us or to the agent who sold it to you within thirty (30) days after it is first delivered to you. We will cancel the rider and promptly refund any premium associated with the rider, so it will be as if the rider had never been issued.

ICC16-L638

TABLE OF CONTENTS

DEFINITIONS	3
BENEFITS	5
CLAIMS	6
RIDER COST	6
IMPACT ON POLICY	7
GENERAL PROVISIONS	7

DEFINITIONS

Activities of Daily Living: Six basic human functions necessary for a person to live independently are:

1.              Eating - The ability to feed oneself by getting food into the body from a receptacle (such as a plate, cup or table) or by a feeding tube intravenously.

2.              Toileting - The ability to get to and from the toilet, getting on and off the toilet and performing associated personal hygiene.

3.              Transferring - The ability to move into or out of a bed, chair or wheelchair.

4.              Bathing - The ability to wash oneself by sponge bath; or in either a tub or shower, including the task of getting into or out of the tub or shower.

5.              Dressing - The ability to put on and take off all items of clothing and any necessary braces, fasteners or artificial limbs.

6.              Continence - The ability to maintain control of bowel and bladder function; or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene (including caring for a catheter or colostomy bag).

Benefit Period: The initial Benefit Period is the 12 month period commencing with the first Monthly Anniversary after we approve a request for accelerated benefits and all of the conditions in Eligibility for Benefits have been met. Each subsequent Benefit Period is the 12 month period which begins on the first Monthly Anniversary following: (i) the end of the most recent Benefit Period, (ii) receipt of Written Certification that relates to that Benefit Period and (iii) when all of the other conditions in Eligibility for Benefits have been met.

Chronically III: Means that the Insured has been certified, within the preceding 12 months, by a Licensed Health Care Practitioner as:

1.              Being unable to perform, without Substantial Assistance from another individual, at least two Activities of Daily Living for a period at least equal to the Elimination Period due to a loss of functional capacity; or,

2.              Requiring Substantial Supervision to protect the Insured from threats to health and safety due to Severe Cognitive Impairment.

Code: Means the Internal Revenue Code of 1986, as amended or its successor.

Elimination Period: Means a period of consecutive days, as shown in the policy schedule, which must pass before the Insured becomes eligible for benefits. The period begins from Written Certification that the Insured is Chronically III. For Benefit Periods after the first:

1.              If less than 30 days have passed from the end of the prior Benefit Period, we will consider the Chronic Illness to be a continuation from the prior Benefit Period and no new Elimination Period will have to be satisfied.

2.              If 30 days or more have passed from the end of the prior Benefit Period, a new Elimination Period will have to be satisfied.

Family Member: Means the Owner or Insured’s spouse and anyone who is related to the Owner or Insured or the Owner’s or Insured’s spouse by the following degree by blood, marriage, divorce, adoption or operation of law: parents, in-laws, grandparents, siblings, children, grandchildren, aunts, uncles, nephews and nieces.

Hands-on Assistance: Means the physical assistance of another person without which the Insured would not be able to perform the Activities of Daily Living.

Insured: Means the person whose life the policy insures. If Joint Insureds are the persons whose lives the policy insures, Insured means the last surviving Insured.

Licensed Health Care Practitioner: Means any physician (as defined in section 1861(r)(1) of the Social Security Act) and any registered professional nurse, licensed social worker, or other individual who meets such requirements as may be prescribed by the Secretary of the Treasury. It does not include the Owner, Insured or a Family Member.

Severe Cognitive Impairment: Means a loss or deterioration in the Insured’s intellectual capacity that is (i) comparable to (and includes) Alzheimer’s disease and similar forms of irreversible dementia, and (ii) measured by clinical evidence and standardized tests that reliably measure impairment in the following areas:

1.              The Insured’s short or long term memory;

2.              The Insured’s orientation as to person (such as who they are), place (such as their location) or time (such as day, date, and year); and

3.              The Insured’s deductive or abstract reasoning.

Standby Assistance: Means the presence of another person within arm’s reach of the Insured that is necessary, by physical intervention, to prevent injury to the Insured while the Insured is performing the Activities of Daily Living.

Substantial Assistance: Means Hands-On Assistance and Standby Assistance.

Substantial Supervision: Means continual supervision (which may include cuing by verbal prompting, gestures, or other demonstrations) by another person that is necessary to protect the Insured from threats to his or her health or safety due to Severe Cognitive Impairment.

Written Certification: Means written documentation from a Licensed Health Care Practitioner certifying that the Insured is Chronically III and will remain so throughout the next 12 months following for which a claim is made. The initial Written Certification shall be provided at the Owner’s or Insured’s expense. Written Certification, after the first shall be at our expense and will not count against the Lifetime Maximum Benefit.

BENEFITS

Accelerated Death Benefit: While this rider is in force, you may make a claim for an Accelerated Death Benefit (the “Benefit”). The Benefit is subject to the restrictions contained in this rider and all conditions for eligibility must be met.

Eligibility for Benefits: You will become eligible, each Benefit Period, for the Benefit payments during the life of the Insured when each of the following conditions are met:

1.              We receive Your written request for the Benefit;

2.              We receive Written Certification;

3.              The Policy and this Rider are in force;

4.              We receive written consent from any irrevocable beneficiaries or assignee of record named in the policy;

5.              The Elimination Period has expired; and

6.              The benefit payment is made in respect to a month when the insured is Chronically III.

We reserve the right to independently assess the Insured’s Chronic Illness and benefit eligibility. As part of this assessment we have the right to require that the Insured be examined by a Licensed Health Care Practitioner chosen by us. We will pay for this examination. In the event of conflicting opinions, Eligibility for Benefits will be determined by a third medical opinion provided by a Licensed Health Care Practitioner who is mutually agreed upon by the Insured and the Company. The Insured must be certified as Chronically III for the entire period for which benefits are being paid.

Lifetime Maximum Benefit: The Lifetime Maximum Benefit under this rider is equal to the lesser of (i) a percentage of the death benefit (excluding riders/endorsements) at the time all of the conditions in Eligibility for Benefits are first satisfied or (ii) the Lifetime Dollar Limitation. The lesser of (i) or (ii) will be reduced by any outstanding lien against the policy resulting from any other accelerated death benefit endorsement or rider attached to the policy. The Lifetime Maximum Benefit Percentage and the Lifetime Dollar Limitation are shown in the policy schedule.

Maximum Monthly Benefit: The Maximum Monthly Benefit, shown in the policy schedule, is the maximum amount that may be accelerated in any single month. The Maximum Monthly Benefit may not exceed the monthly equivalent of the per diem limitations declared by the Internal Revenue Service.

Monthly Benefit: The Monthly Benefit is the amount paid each month beginning on the first day of the Benefit Period. If the Insured is certified as Chronically III for only a portion of a month, the Monthly Benefit will be adjusted to equal the daily equivalent of the Monthly Benefit multiplied by the number of days during the month that the Insured is certified as Chronically III. Each Benefit Period you may, by written instruction, select the Monthly Benefit amount of at least $250.00 and not exceeding the Maximum Monthly Benefit. If you do not select a Monthly Benefit amount the Monthly Benefit will be the Maximum Monthly Benefit. The Monthly Benefit is not cumulative. The entire Maximum Monthly Benefit may be taken, but if not, the remaining portion does not carry forward.

Changes to the Monthly Benefit: You may change the Monthly Benefit amount, by written notice, at the beginning of each Benefit Period. Your written request to change the Monthly Benefit amount must be provided at least 90 days in advance of the next Benefit Period. Any change in the Monthly Benefit cannot exceed the Maximum Monthly Benefit. We will adjust the final Monthly Benefit payment so as not to exceed the Lifetime Maximum Benefit.

Lump Sum Option: You may choose to receive the accelerated benefit as a lump sum. The lump sum will equal the sum of the present value of the Monthly Benefit (before any adjustment for loans) payable for each month of the Benefit Period. The maximum interest rate used in calculating the present value will not exceed the greater of:

1.              The current yield on 90 day Treasury Bills; or,

2.              The current maximum statutory adjustable policy loan interest rate.

CLAIMS

We must receive your written request for accelerated death benefits at our Administrative Office within 90 days of Written Certification. The request should include at least the Insured’s name, the Policy number and the address to which claim forms should be sent. The Benefit becomes payable immediately upon receipt of due written proof of eligibility.

We have forms used for making a claim and for providing Written Certification. These forms will be sent to you within 15 days of the date we receive your written request for such forms. If the claim forms are not sent within this 15 day period, and you provide Written Certification in a format other than our claim forms, you will be deemed to have complied with the claim requirement.

RIDER COST

Rider Cost: The monthly charge for this rider will not exceed the Maximum Monthly Charge shown in the policy schedule. The monthly charge for this rider will be added to the Monthly Deduction, unless waived under the Waiver of Costs provision.

Rider Net Amount at Risk: The Rider Net Amount at Risk on the Policy Effective Date is equal to:

1.              The Lifetime Maximum Benefit on the Policy Effective Date; divided by

2.              The Death Benefit on the Policy Effective Date; multiplied by,

3.              The Net Amount at Risk on the Policy Effective date for the Policy to which this rider is attached.

On each subsequent monthly anniversary the Rider Net Amount at Risk is equal to:

1.              The remaining Lifetime Maximum Benefit on the monthly anniversary date; divided by

2.              The Death Benefit on the monthly anniversary date; multiplied by

3.              The Net Amount at Risk on the monthly anniversary date for the Policy to which this rider is attached.

Effect on Monthly Deduction: During a Benefit Period, we will waive the monthly deductions required to maintain the policy. If the Insured is certified as Chronically III for three consecutive Benefit Periods, the monthly deductions will be waived for as long as the Policy is in force.

IMPACT ON POLICY

Proportional Reductions: Each Monthly Benefit payment will reduce certain current values by a proportional amount. This proportion will equal the Monthly Benefit payment, before reduction for repayment of Policy Debt, divided by the death benefit immediately before the payment. The current values that will be reduced by this provision are:

1.              Policy Value;

2.              Face amount;

3.              Surrender Charges, if any;

4.              Values and premiums required to maintain lapse protection, if any;

5.              Cumulative premiums paid to date; and

6.              Policy Debt, if any.

An amount equal to Policy Debt reduction will be applied to repay Policy Debt, and thus will reduce the net amount of proceeds distributable as an accelerated death benefit.

Future charges for the policy will be reduced to the rates that would apply had the policy been issued at the reduced face amount.

Restriction of Death Benefit Option: Upon satisfying all of the conditions in Eligibility for Benefits, the following restriction will apply: If a Death Benefit Option other than Option A (Level Death Benefit) is in effect, the Death Benefit Option will be changed to Option A (Level Death Benefit) prior to the first Benefit Payment. No further Death Benefit Option changes are permitted during any Benefit Period.

GENERAL PROVISIONS

Report to Owner: Upon the initial election, and upon payment of the benefit, we will provide you, and any irrevocable beneficiary, with a statement which outlines the effect of the accelerated death benefit payments on the values as described in the Impact on Policy section of this rider.

Exclusions: This rider does not cover Chronic Illness caused by attempted suicide or an intentionally self-inflicted injury, while sane or insane.

Termination: This rider will terminate on the earliest of:

1.              Your written notice to terminate this rider;

2.              Termination of the policy to which this rider is attached;

3.              Failure to pay sufficient premium to maintain the rider;

4.              The death of the Insured;

5.              You submit, after all of the conditions in Eligibility for Benefits are first satisfied, a valid claim for any benefits provided by an accelerated death benefit for terminal illness endorsement or rider attached to the policy;

6.              The date that the Lifetime Maximum Benefit is exhausted;

7.              The date that a Partial Surrender or a Policy Loan is taken from the policy during a Benefit Period.

Termination of this rider shall not prejudice the payment of benefits under this rider for any vaild claim that occurred while this rider was in force. If this rider terminates for reason other than the death of the Insured, any unpaid Monthly Benefits for the current Benefit Period will be commuted to present value and paid in a lump sum prior to rider termination. If the Insured dies, after the Owner has elected to receive the benefit but before the Benefits have been paid, the election will be cancelled and the unaccelerated death benefit will be paid as per the Death Benefit provision of the policy.

Contestability: This rider is contestable on the same terms as the policy to which it is attached.

Reinstatement: If the policy to which this rider is attached terminates and is subsequently reinstated this rider may also be reinstated subject to the terms and conditions for reinstatement in the policy.

Signed for the Company and made part of the policy as of the Effective Date.

PROTECTIVE LIFE INSURANCE COMPANY

/SIGNATURE/
/PRINTED NAME/
Secretary

POLICY SCHEDULE – RATES, CHARGES, AND TABLES (CONTINUED)

SCHEDULE OF ADDITIONAL BENEFITS

CHRONIC ILLNESS ACCELERATED DEATH BENEFIT RIDER

Elimination Period: 90 days

Lifetime Maximum Benefit Percentage: [100]%

Lifetime Dollar Limitation: $[5,000,000]

Maximum Monthly Benefit: The lesser of $[5,000.00] or [5]% of the Face Amount as of the date all conditions in Eligibility for Benefits are first met.

MAXIMUM MONTHLY CHARGE PER $1000 OF RIDER NET AMOUNT AT RISK

POLICY		POLICY		POLICY		POLICY
YEAR	CHARGE	YEAR	CHARGE	YEAR	CHARGE	YEAR	CHARGE
[1	0.003	26	0.052	51	1.032	76	3.329
2	0.005	27	0.055	52	1.157	77	3.335
3	0.006	28	0.060	53	1.315	78	3.338
4	0.007	29	0.066	54	1.478	79	3.338
5	0.008	30	0.074	55	1.644	80	3.338
6	0.009	31	0.080	56	1.748	81	3.338
7	0.010	32	0.090	57	1.854	82	3.338
8	0.012	33	0.101	58	2.065	83	3.338
9	0.013	34	0.112	59	2.233	84	3.338
10	0.015	35	0.124	60	2.354	85	3.338
11	0.016	36	0.137	61	2.377	86	3.338
12	0.017	37	0.151	62	2.400	87+	0.000]
13	0.019	38	0.167	63	2.528
14	0.020	39	0.191	64	2.635
15	0.022	40	0.224	65	2.718
16	0.024	41	0.263	66	2.799
17	0.026	42	0.308	67	2.881
18	0.028	43	0.360	68	2.966
19	0.030	44	0.416	69	3.033
20	0.033	45	0.475	70	3.079
21	0.035	46	0.543	71	3.126
22	0.038	47	0.621	72	3.169
23	0.041	48	0.710	73	3.211
24	0.045	49	0.810	74	3.252
25	0.049	50	0.922	75	3.291

ICC16-L638-SP